SEC 14047067 IISSION

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SEC FILE NUMBER
8 - 67962

FEB 27 2014 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
) Inc.
Octagon America Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 University Avenue - Suite 1000
(No. and Street)

Toronto	Ontario, Canada	M5H 3B3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl de Montigny — 416.304.7833
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simone LLP
(Name -- *if individual, state last, first, middle name*)

129 Lakeshore Road East	Mississauga	Ontario, Canada	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/14/14

OATH OR AFFIRMATION

I, **Cheryl de Montigny**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Octagon America Limited**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Octagon America Limited

(SEC I.D. No. 8 - 67962)

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2013

Filed pursuant to Rule 17a(5)(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP | chartered professional accountants
licensed public accountants | Mississauga, Ontario, Canada
www.parker-simone.com

Independent Auditor's Report

To the Board of Directors of
Octagon America Limited

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Octagon America Limited (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Parker Simone LLP.

February 24, 2014

Octagon America Limited

Statement of Financial Condition
(Expressed in U.S. dollars)

As at December 31, 2013

Assets		
Cash	$	121,088
Prepaid expenses		4,000
	$	125,088
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	626
Stockholder's Equity		
Common Stock $1.00 par value; unlimited shares authorized; 1 share issued and outstanding		1
Additional paid in capital		563,723
Accumulated deficit		(439,262)
		124,462
	$	125,088

See accompanying notes to financial statements

1. Incorporation and Corporate Activities

Octagon America Limited (the "Company") is incorporated under the Ontario Business Corporations Act.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is commission earned on securities trade executions for U.S. institutional clients. The Company utilizes the services of a related company, Octagon Capital Corporation ("OCC"), a Canadian-owned investment dealer and a member of the Investment Industry Regulatory Organization of Canada, to perform certain securities trading, clearing and record-keeping activities as its agent in various securities markets. These trades are settled on a delivery against payment basis. The Company does not hold customer funds or safe-keep customer securities and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company is a wholly-owned subsidiary of Octagon Capital Partners Inc., the parent company of OCC. The Company's office is in Toronto, Canada. Continuing operations are dependent on those of its related Canadian broker-dealer.

2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The significant accounting policies are as follows:

Securities Transactions and Revenue Recognition
Customers' securities transactions are recorded on a settlement-date basis, with related agency commissions and soft dollar commissions for research provided and related clearance and execution fees recorded on a trade date basis.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Translation of Foreign Currency
Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

(Expressed in U.S. Dollars)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may vary from these estimates.

3. Income Taxes

The Company's only permanent establishment is in Canada as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and provincial income tax rate is 26.5%.

The Company remains open to federal and provincial tax examinations for fiscal years December 31, 2010 and forward. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

4. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under this rule, the Company is required to maintain minimum net capital and requires an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule that shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 and 6-2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital of approximately $120,000, which is in excess of the required minimum net capital of $100,000. Additionally, equity capital may not be withdrawn nor may cash dividends be paid if the resulting aggregate indebtedness would be greater than 1,000% of net capital.

5. Off Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, all of the Company's cash is on deposit at one major Canadian financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk due to cash.

6. Financial Instruments

Currency Risk
As at December 31, 2013, the Company held no foreign denominated financial assets or liabilities.

7. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

8. Subsequent events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.